Dear friends and family!

Anywhere Dx has traction! And now launching our "500-for-$150" campaign!

Its simple - We're looking for **500 people to invest $150** to help bring the first at-home Strep test to market.

You know the pain; the stress, time, and cost of getting a child tested just to answer, "Is it strep?" - Now the solution is on the way!

We just need your help!

Be one of the first investors and tell your friends to as well - In turn you'll be among the first to receive early kits of tests as soon as they're ready for market.

Here is the link: https://wefunder.com/anywhere.dx

Two easy steps:

1. See the video
2. If its resonates, click invest and enter $150 (or more is you like!)

My goal is 500 early investors, and it starts with YOU. And then.. please forward this to parents you know.

N